September 23, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:	Erin Purnell

Michael Clampitt

David Irving

Gus Rodriguez

Re:	Oportun Financial Corporation

Registration Statement on Form S-1, as amended (File No. 333-232685)

Request for Acceleration of Effective Date

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters (the “Underwriters”), hereby join in the request of Oportun Financial Corporation (the “Company”) with respect to the effective time of the above-referenced Registration Statement so that it will become effective 4:00 p.m. Eastern time, on September 25, 2019 or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Cooley LLP, may orally request via telephone call that such Registration Statement be declared effective.

In connection with this acceleration request and pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that approximately 1,115 copies of the Preliminary Prospectus included in the above-named Registration Statement, as amended, were distributed during the period from September 16, 2019 through the date hereof, to prospective underwriters, institutions, dealers and others.

We, the undersigned, as representatives of the several Underwriters, have complied and will comply, and we have been informed by the participating Underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

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Very truly yours,

Barclays Capital Inc. J.P. Morgan Securities LLC Jefferies LLC

on behalf of themselves and as representatives of the Underwriters

BARCLAYS CAPITAL INC.

By:	/s/ Jaime Cohen

Name: Jaime Cohen
Title: Managing Director

J.P. MORGAN SECURITIES LLC

By:	/s/ Drummond S. Rice

Name: Drummond S. Rice
Title: Executive Director

JEFFERIES LLC

By:	/s/ Andrea H. Lee

Name: Andrea H. Lee
Title: Managing Director